Exhibit D
[CNA Letterhead]
Mr. John F. Welch
President and Chief Executive Officer,
CNA Surety Corporation
333 South Wabash Avenue
Chicago, Illinois 60604
October 29, 2010
Dear John:
     CNA Financial Corporation (“CNA”) is pleased to submit this proposal to acquire all of the outstanding shares of common stock of CNA Surety Corporation (“Surety”) that are not currently owned by subsidiaries of CNA at a purchase price of $22.00 per share in cash.
     The $22.00 per share price represents a 14% premium over Surety’s last closing price and a 13% premium to Surety’s recent 52-week high. The proposed price also represents a 24% premium over Surety’s closing price one month ago and a 31% premium over Surety’s closing price three months ago. The $22.00 per share price is a 1.17x multiple of Surety’s tangible book value per share excluding net unrealized gains as of September 30, 2010.
     As you know, CNA, through its subsidiaries, currently owns approximately 62% of the outstanding shares of Surety common stock. Accordingly, we expect that the Surety board of directors would form a special committee consisting of independent directors to consider our proposed transaction. We would also expect that the special committee would retain its own independent legal and financial advisors to assist in its review and negotiation of our proposed transaction.
     We intend to implement the proposed transaction in a manner that will ensure that Surety would become a wholly-owned subsidiary of CNA and that all stockholders of Surety would receive the same consideration for their shares. Our desire is to achieve this result through a transaction that is supported by the special committee and we are prepared to negotiate a merger agreement with the special committee and its advisors providing for the acquisition of the remaining shares.
     Following completion of the proposed transaction, we expect that Surety would continue to operate its business in a manner that is generally consistent with its current operations.
     Please note that we are interested only in acquiring the remaining shares of Surety and we have no interest in a disposition of our controlling interest.

     We have engaged J.P. Morgan Securities LLC as financial advisor and Simpson Thacher & Bartlett LLP as legal advisor for the proposed transaction.
     Due to our obligations under securities laws, we intend to file a Schedule 13D amendment with the SEC and to issue a press release announcing our proposal before the market opens on Monday. A copy of the press release is attached for your reference. We would request that you also promptly provide a copy of this letter to Surety’s independent directors.
     We believe that our proposal represents a unique opportunity for Surety’s stockholders to monetize their investment at a significant premium to Surety’s current and recent stock price. We would welcome the opportunity to meet with the special committee and/or its advisors as soon as possible to discuss our proposal.
     We look forward to your response.

Sincerely,
/s/ D. Craig Mense

D. Craig Mense

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